Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TLGY Acquisition Corp.

Commission File No. 001-41101

Date: August 12, 2025

On August 12, 2025, Guy Young, the founder of Ethena Labs S.A., gave an interview on the Unchained Podcast relating to, among other things, the proposed business combination (the “Business Combination”) between TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“Pubco”), and the other parties thereto. A transcript of the interview is provided herewith.

Also on August 12, 2025, TLGY made the following communication relating to the interview on X.com.

Podcast Transcript

Guy Young: Putting vaporware in an equity wrapper doesn't disguise the fact that it's still vaporware that's sitting underneath there and an equity wrapper doesn't change the fact that it's a bad business model or doesn't generate revenue or any of these different pieces and I think what this is going to be the catalyst for is actually identifying what is that mag seven within crypto where these are the real businesses that are generating real revenues and continue to sort of compound as winners going forward

Rob Hadick: In crypto what has happened is you've had a lot of traders masquerading as VCs. We're not playing the premium to NAV game, like that is not what I think is the long-term sustainability of this type of vehicle. What this type of vehicle exists for is it's an access vehicle and it's a distribution vehicle and so that's what we were really excited about.

Laura Shin: Hi everyone, welcome to Unchained, your no-hype resource for all things crypto. I'm your host Laura Shin. This is the August 12th, 2025 episode of Unchained.

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Laura Shin: Today's topic is corporate treasury companies, who should do it, when, and why? Here to discuss are Guy Young, founder of Ethena Labs, and Rob Haddock, general partner at Dragonfly. Welcome, Guy and Rob. So, this show was inspired by a tweet thread that Guy wrote about why Ethena decided to do a corporate treasury vehicle. So, just some background, Ethena is doing a SPAC merger with TLGY Acquisition Corp., and they will be creating the entity StablecoinX Assets, which is going to be a validator and infrastructure business supporting the Ethena ecosystem. It's raised $360 million in what's known as PIPE financing, which stands for private investment and public equity. And Dragonfly is one of many investors. The others include Ribbit Capital, Blockchain.com, Pantera Capital, ParaFi Capital, Haun Ventures, Polychain, Galaxy, Wintermute, and others. So, you know, let's start off with how it is that you decided to, you know, bring this new company into existence and why you thought it made sense and what problem you were trying to solve. Guy, do you want to start?

Guy Young: Yeah, for sure. Maybe before we jump into that I think obviously the comments that I'm making today are my own views and I'm not actually running the vehicle that's been set up. So there's a separate management team that's running it making the day-to-day decisions but I'm obviously supportive of it and an adviser to the vehicle itself. So I think the context here was we were approached at the beginning of this year actually I think before we'd seen as much frost within the segment of the market in terms of new vehicles coming to market and the broader thesis was basically TradFi has a lot of interest in digital dollars, the growth of stablecoins and that thematic and that was actually before Circle had actually come out with their IPO. We've been in discussions with the team since then and I think after we saw Circle come out I think it became very evident to us that there was just a very clear mismatch between the demand for these thematics and then I think the supply of ideas that you could actually express that view. And so I think once Circle had come out we started to engage a bit more seriously around this idea and the basic thesis that we have and it's something that I sort of outlined in the tweet thread that you mentioned is that we have like almost zero interest in terms of some of the dynamics that you're seeing in the market right now where these vehicles are just trading at a premium to NAV and you know people are paying a $1.50 for a $1.00 of underlying assets. I think that that is something that any sensible person can look at and sort of argue that it shouldn't persist through time. I think the view that we have there is that from a macro perspective, I've had some concerns around the flows within cryptos and specifically within alts for a while now where there's very clearly an excess amount of supply coming to the market from altcoins and just not that much demand to sort of meet it on the other side. And one of the data points that I referenced in that tweet is that the altcoin notional market cap sort of peaked at the exact same level in 2021 and 2024, which is roughly $12 trillion dollars. And I think the view that we have is that altcoins or businesses that are sort of originating from crypto at some point have to mature and sort of grow up where they're actually investable from people that are sitting within TradFi and equity markets. And if you're going to take that step from an industry or subsegment of the industry that's worth roughly a trillion dollars and if that's going to grow to 3 or 5 or 10 trillion dollars over the next few years, you need to start, you know, establishing the connective tissue between these assets and then the investors that are sitting within TradFi. So for us it was really just a thesis around trying to deliver a theme and a narrative and a business to people who are clearly in demand want to sort of express that view and then I think just broadening the capital base of investors who can actually access our product and Ethena itself. So yeah, that's a super high level view.

Laura Shin: And Rob for you as an investor what was your perception about why this was a good idea and why you wanted to invest?

Rob Hadick: So I think Guy's point and specifically as it relates to ENA and its business makes a ton of sense. You know, maybe to back up a little bit from a Dragonfly perspective we primarily sat out these vehicles. So we haven't invested in any of the Bitcoin vehicles. We haven't invested in any of the Ethereum vehicles. None of the Solana vehicles. You know, our perception has been that there's actually good access points for institutional investors and especially for us as crypto investors to get exposure to those assets, but there are, I think, certain types of protocols where this makes sense. And those are the ones where we've maybe spent a little bit more time. To date the only one that we've actually invested in in the PIPE has been TLGY as you mentioned. But, you know, I really bucket it into a few things. One is call it you know the large caps the Bitcoins, the ETHs, the Solanas, you know, Bitcoin and ETH obviously already have ETFs out there. They are things that we see institutional investors have interest in already. They already have ability to get access to, but you know maybe what they don't have is they don't have access to different types of financing. So, you know, obviously a MicroStrategy, MicroStrategy has an ability to go and raise more equity capital, but then as they've gotten scale they've also been able to raise debt capital as well. And you know, as I think anybody who's taken finance before understands that debt is cheaper than equity. And so that's a way for them to essentially increase that Bitcoin per share that we have not felt that's right for call it a venture capital investor, but there's obviously hedge funds and traditional investors where they do want that type of exposure. On the ETH side, it's somewhat similar except it's a little bit of a different story. The story there is of course like on the ETFs, you can't get yield, right? You can't stake, you can't do any sort of DeFi activity. You can't make that Ethereum productive. If you look at all of the Ethereum that is sitting in or at least the story around a lot of these new vehicles, it's around making Ethereum productive. And we see the same thing with the Solana vehicles as well. And so it's taking full advantage of what being on chain means while also giving exposure to those traditional investors. And so, you know, that I think has actually been somewhat interesting for those people. And then there's these protocols like TLGY and Ethena that there's a lot of excitement about you know what is happening on chain and what the protocol can do. Ethena is one of the fastest businesses ever to $100 million of revenue, like people want access to growth. You see it in the public markets right now. People want access to what they believe will be the next paradigm of finance. And giving them that access to Ethena we thought was important. And you know, we've long been backers of Ethena since the earliest of rounds and we're excited to, you know, kind of support them as they continue to grow the business and provide access to, you know, that type of growth and stablecoin thesis, you know, directly to those investors who otherwise have a really hard time accessing through, you know, other types of points of entry, crypto and, you know, call it those types of assets. So, that's why we were really excited to back it. And I think to Guy's point, you know, we're not playing the premium to NAV game. Like that is not what I think is the long-term sustainability of this type of vehicle. What this type of vehicle exists for is it's an access vehicle and it's a distribution vehicle. And so that's what we were really excited about.

Laura Shin: I think something that's becoming clear here kind of in this stage of crypto's adoption is just that so much of crypto's history was built on retail and just this kind of organic grassroots phenomenon and now I think both the crypto community and just like the wider world are becoming aware that there's just so many different pools of capital and actually there are other pools of capital that are interested in this asset class, but they don't have good and easy ways to get exposure. And so that's why we're seeing not even just you know like these basic buckets that we're talking about but even just when you look at all the different variations that MicroStrategy has been doing with you know each of the ways that it's structuring you know like STRK or STRF or STRC like all these new things are coming up with you know even like when you get into the details like that like there's just so many different ways that you can package this up. So I did want to ask, you know, like maybe can you can you walk us through what all those are because I do think you know like even for somebody like me because you know before covering crypto I didn't cover like traditional financial markets. So for me to even understand like oh okay the people that are or the investors in ETFs are different from the investors in like a Strategy or whatever even in the different versions of that. Can you just kind of talk about why these even exist and sort of what the spectrum of them are?

Rob Hadick: So, so for Strategy, if you actually look at the shareholder base, it's pretty institutional, right? It's not a retail shareholder base. Now, there are obviously if you go on, you know, Twitter, you see a lot of retail investors tweeting about it, but that's not actually, you know, when you go look at the register, what you see. And in fact, you know, one irony of what has happened here is that Vanguard which is, you know, one of the big traditional asset managers who has long been very bearish Bitcoin and they actually refuse to offer Bitcoin ETFs to their customer base is now actually, I believe, the single largest holder of MSTR, right? And they're the single largest holder of MSTR because that's what their customers want, right? And so what you're seeing is you're seeing a this divergence of people who are, you know, excited about the Bitcoin story, but maybe are also excited about call it like getting a little bit of leverage on the Bitcoin story. And want to be able to also put their weight behind, you know, an evangelist like Michael Saylor who they believe can, you know, increase that that Bitcoin per share. On the ETF side, what we've seen is more call it like endowments and sovereign wealth funds. People who want direct exposure to Bitcoin are excited about Bitcoin but have concerns about custody or they have concerns about you know potentially some of the counterparties involved, right? Like they don't, you know, Coinbase big public company, but if you go talk to the biggest pensions in the world a lot of them still don't want to actually custody with a Coinbase they're much more comfortable with a State Street or somebody that they've known for a long period of time and so they'd rather have you know a operation that they understand which is you know call it a share register versus you know underlying Bitcoin and they'd rather have that at you know State Street, right? And so we see you know a lot of that playing out. What we also see in MicroStrategy is because they have call it these different investments or these different you know products across the capital structure. You see a lot of, you know, convert investors who are specifically hedge funds who play call it volatility who potentially want to invest in this different part of the capital structure that allows them to get different types of exposure in the way that they call it hedge their books or the way that they you know play the you know this convert or that that exists. And so it's actually a much more sophisticated call it hedge fund investor who gets into that part of the capital structure primarily. And then on the debt side, what you've seen is a lot of credit funds actually want a little bit of exposure to Bitcoin or they want a little bit of exposure to this type of growth, but it's not in their LPA. It's not in their mandate that their investors have given them. And so MicroStrategy debt allows them potentially to put a little piece of their book into this volatility into this potential upside that is rounds out a very thoughtful you know kind of cost of, or kind of a return target that they have. And so we've seen a lot of different types of institutional and sophisticated investors wanting to invest in different parts of the capital structure depending on how you know exactly what their mandate is and how they want to structure their type of investing. And so it's actually not as much of a call it a retail play for those Bitcoin vehicles. I think for as we get to the longer tail assets that's going to change a little bit. Now you still see the same investors in the convertibles because that frankly a lot of the convert investors do not care about the underlying asset. What they care about is the structure of the convert itself. But when you think about the long-term holders there is a lot of excitement in retail specifically for stablecoin exposure. There's also a lot of you know excitement for and call it the more fundamental you know buy and hold type of asset managers who want long-term exposure to you know stablecoins as well as and you see that in Circle shareholder base and so the shareholder base is a little bit different when we talk about the capital structure of MicroStrategy versus the capital structure of something like a TLGY.

Guy Young: Yeah, and I think it's an important point that Rob is touching on there with MicroStrategy. And I think when we talk about the sustainability of these premiums going forward, I think what we will see is like a divergence or dispersion of Strategy versus everything else that's in the market. I think one thing that people don't appreciate is that Michael Saylor's ability to raise leverage or construct the capital structure that he has is not accessible to everyone. So individuals do not have access to non-callable, non-liquidatable leverage on BTC, which is an incredible piece to add to Bitcoin on top. And you'd actually want to pay more than one times Bitcoin to actually get exposure to the capital structure that he's put in place. So I think one thing that's going to look quite different here is that your ability to put in place the capital structure that he has on assets that aren't Bitcoin and maybe ETH, I think, is going to be a bit more challenging. And so a lot of these altcoin treasuries, including what we're sort of trying to do with StablecoinX, I think we'll have a very different look and feel there where the reliance on debt to create value per share is going to be much reduced here. And I think it's just more around the broadening of exposure and distribution as Rob said.

Rob Hadick: Well, and I also want to just like also make something very clear at least from my perspective and Guy could disagree with this is that I don't think it's actually appropriate to put a lot of leverage on these longer tail assets because they are more volatile and you will see you know potentially these things trade under NAV or and actually I think it's an inevitability that a lot of these trade under NAV for some period of time depending on you know what kind of part of the cycle we're in for the crypto cycle and so I think that is fine because this is a distribution story. It is not a, you know, call it a financial alchemy story in the same way, you know, MicroStrategy is more of a financial alchemy story. And so, it's just a different product for different people.

Laura Shin: That's so interesting. And I definitely want to talk a little bit more about MicroStrategy in a little bit, as well as what you were saying about how some of these may trade below NAV. But before we do that, I wanted to kind of look more at the token side before we kind of get into the details on all these different structures, you know, and this is more of like the skeptic's view. And I'm just curious for your response to the skeptic's view. You know, there would be people who would say like for instance in Guy's tweet that that sparked this you know whole podcast he said something like oh you know retail isn't buying in what is 99% vaporware anyway or retail isn't buying more of it you know you know other than the 1.2 trillion or whatever it was that he said it was capped at or anyway point is I was just wondering like you know do you like so a skeptic would say that it's that crypto hasn't offered you know kind of real substantial improvements to these you know to these retail investors and they now understand that is vaporware they don't want to be fooled again and so it's almost like now the crypto community is just trying to do marketing to this other crowd that is like you know not hasn't wised up. So I was just curious like do you know do you have a response to people like that or what would you say to people who think things like that?

Guy Young: Yeah, I actually agree with that point of view. So the final tweet that I sort of put out was saying that putting vaporware in an equity wrapper doesn't disguise the fact that it's still vaporware that's sitting underneath there and an equity wrapper doesn't change the fact that it's a bad business model or doesn't generate revenue or any of these different pieces. I think the point that I was making actually was that and it's I think it's something that you've seen this cycle versus 2021 which was an increased amount of dispersion between assets within crypto where you've really seen different types of assets completely disconnect themselves from the rest of the market where in 2021 it was basically just like everything goes up together and everything comes down together in the same way. I think one example here and won't talk about Ethena but I think Hyperliquid here is a very good example where the amount of cash flow that that's generating just as an incredible business means that it's completely disconnected from everything that's happening within the space where if it continues to print cash flow there will always be a buyer there whether it's themselves or someone else to sort of step in there and actually just own that as a good business and I think the point that you're making is actually I think the outcome of what we're describing here is actually we're in agreement which is a few select coins which can have like real revenues, can have real business models, and have real users on the other side. I think we begin to see that those assets disperse from everything else because I think that those are actually assets that TradFi can underwrite and they will have a different kind of bid than assets that that aren't you know in the same sort of format.

Rob Hadick: And maybe to put a really fine point on that, like that's a good thing, right? And I think a lot of the investors you scroll through Twitter like they're upset about the fact that you know if you look at on chain volumes and you know April and May and March the on chain volumes were awful like we were we're talking about less volumes than we've had since call it you know the depths of the bear because people were in you essentially they were they were trading on centralized exchanges but it wasn't even there really either they were trading equities right what actually happened is all of the volatility that is previously existed on chain had kind of moved into equities and a lot of these equity vehicles and we also saw it in Robinhood, we saw it in Coinbase and it's because people were trying to find ways to underwrite most of what was happening in crypto and it was hard and is frankly it's impossible I think in many ways and so what we've seen is we've seen a sophistication of our market and that sophistication has also meant that there is going to be winners and losers there is going to be more dispersion there is going to be more traditional you know fundamental style underwriting and so things like Ethena and Hyperliquid and some other core DeFi protocols. They have done well and they've done well because they have cash flows, they have users, they offer a product to people that they cannot get elsewhere. Most of what exists in crypto and we see this all the time. I was chatting with somebody earlier this week who was saying the list for new token launches through the end of the year is incredibly long because everybody's trying to get out to market and it's all of these, you know, project founders who are just worried about the market and not worried about product market fit. And that has been the problem with crypto is that people think they can get to, you know, market or get public quote unquote with these tokens earlier than they can prove that they have a protocol that people want to use. And those things that that's misaligned incentive and that's been a big part of the problem and so what I always tell the founders is build something people want to use then worry about launching a token and that hasn't been the ethos of crypto because you know things have just done well based on the fact that there's a lot of you know hopes and dreams and wishes and we also believe that you know blockchains and crypto are changing the core of financial market infrastructure but build that product, get people to use it and then get worried about you know what your public coin price is and that just hasn't been what's been happening the past few years.

Guy Young: I was just going to say to echo what Rob was saying there, I think it's actually an extremely healthy development in the market. And if you actually look at what's happening in equity markets, it kind of mirrors what you see now, which is it's called mag seven for a reason. All of the all of the sort of returns that come out of equity markets are just seven companies driving the entire thing. And winners just continue to compound on themselves in a very aggressive way. And I think what this is going to be the catalyst for is actually identifying what is that mag seven within crypto where these are the real businesses that are generating real revenues and continue to sort of compound as winners going forward. And I think it you know it's no different to what you've seen within the equity market so far.

Laura Shin: So again before I because I really do want to dive in much more deeply into this you know treasury company trend but I did just want to ask one more question about kind of like problems that existed in crypto that maybe led to this moment which you know Guy in your tweet thread you mentioned what you called the significant challenges that Ethena faced with VC unlocks. You said quote I personally made countless mistakes with fundraising and think about these mistakes daily. Crypto has a severe capital misallocation problem with private VC capital far outweighing liquid capital to sustain token valuations post TGE and that we're not here to criticize Robert or his place in the ecosystem but you know I just would love to hear you talk a little bit more about like what that problem has meant for tokens generally and why you feel like you know the corporate treasury company is potentially at least one solution to that.

Guy Young: So I think it's not actually just my comment there wasn't like an issue with VCs. I think they still play an incredibly important part of like the life cycle of creating new products. It takes money to build these things and it wasn't criticism I think to VC in general. I just think there's a very obvious over-supply of VC capital in the market now relative to good ideas and especially an over supply relative to the amount of capital that's sitting on liquid markets to actually carry a project from TGE through its life cycle afterwards. I think the other piece that I'd also just point out is that it's not actually the capital allocator's fault. I'd also say it's that the it's the builder's fault as well, which is if we built enough good products and enough good businesses that could justify their valuations, then more money would find its way into the space to bid those things. And so I think we see a lot of people complaining about, oh, there's no liquid funds in the market. No one's sort of bidding these tokens on the open market. Well, if you create things that are actually valuable enough, you know, there's a lot of money in the world that's sort of chasing down these opportunities to buy things that are actually growing fast and producing revenue. And so, I think it's actually a two-sided problem. It's not just, there's too much VC capital in the space and not enough liquid. It's actually there's also too few good ideas that are actually out in the market and good businesses for people to allocate towards. But I do think, it's something that's naturally going to sort of play out over the next few years in terms of right sizing the VC capital that sits within the space. I think there's just too many large funds who struggle to sort of allocate into ideas that sort of make sense. Obviously not aimed towards Dragonfly who as far as I understand have done pretty well this cycle but I think it's yeah the longer tale of funds who have probably run out of good ideas to fund the cycle which I think will naturally sort of downsize as the returns sort of show through the cycle.

Rob Hadick: Yeah, it's great to hear that Guy is not criticizing VCs as his largest VC backer on this podcast, but no, listen we're huge fans of Guy. I think a lot of what he said I would actually echo, which is that there just has been too much VC capital for a space that is not that big, right? It's an industry that I think, you know, we want to be bigger than it is. We're so excited about the future of capital markets that will exist on chain. And so a lot of you know capital flew into that space and that idea it funded a lot of things and a lot of founders that frankly haven't been able to build and I think in many cases haven't even wanted to build sustainable long-term projects. And I do think there's this misalignment in the market structure where and I talked about it a little bit on the last question about how these projects get you know quote unquote liquid or public really quickly. If I think about how venture capital works in traditional markets, you know, I go do a seed round, the likelihood that that company finds a real product market fit within the first, you know, call it next year or two is relatively small. The likelihood they raise a series A is relatively small. The likelihood that they end up going getting big enough that they can sell at, you know, premium or go public is relatively small. And those things take, you know, 10, 15 years. You look at some of the best investments of all time in the venture capital world. There are, you know, investments into companies that people have held for 15 plus years, right? In crypto, what has happened is you've had a lot of traders masquerading as VCs who have said, "Hey, listen, like I've got some capital and I'm going to be a long-term investor all investing. You're this founder who's going to go build this protocol." But it's open source software and in many cases on the app side, it's not that hard to build that piece of open source software. You can do it with a relatively small amount of capital and then you can you know launch your project in call it a year or two and then people are launching tokens right after that and so you get this like wealth effect that is I said or at least it's a wealth of effect on paper and it's unclear if you can sell it really quickly and so the VCs the founders the teams the LPs of the VCs all are looking at these you know quote unquote marks or their wealth and saying how do I get this liquidity really quickly and that is misaligned from an incentive structure perspective from building a long-term sustainable business, right? And so there's it's very rare that you get founders like Guy who have said, "Hey, like we've done this great job. We have this token that's worth a lot and now we're years into this project and we still the job's not done. We still want to go and build this like great business over time." And because there is so much money that's kind of sloshing around, but it's also rare from the VC side that people aren't looking at that and saying, "Oh, I want my liquidity right away. I got to get my returns. You know, I've got to return capital to LPs." And so what we try to do is we try to model ourselves after other types of, you know, traditional VCs who have long-term alignment with our founders and we want to support them over time. And we also try to make sure that we can back founders like Guy who, you know, they're not here for that quick buck. They're here to actually build something that is going to change, you know, the future of financial markets. And so, that market structure has been a big part of the problem. And because of that market structure at the earliest of stages, the liquid funds just haven't been able to make money in the same way. And so if they can't make money, then they're not going to be here because like at the end of the day, that's what we're all trying to do.

Laura Shin: So in a moment, we'll talk more about how to value these crypto treasury companies. But first, a quick word from the sponsors to make their show possible.

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Laura Shin: Back to my conversation with Guy and Rob. So Guy in your tweet thread you said the premium to nav arbitrage is clearly ephemeral and won't sustain indefinitely. And then you mentioned Michael Saylor would be the one exception. Can you talk about like how you're you know looking at the actual prices that these companies are trading and how you think like what the you know value should be? Yeah just curious for how you would kind of analyze one of these.

Guy Young: I honestly can't rationalize what I'm seeing on like Bitcoin and ETH if I'm being honest. I think outside of Saylor I can't give you a logical explanation as to why billions of capital are buying these vehicles like above 1x. I thought that it would disappear a bit quicker than it did. So it might be a slightly unsatisfactory answer, but I think the fair valuation is 1x or slightly lower if you can't get your hands on the assets that sit behind the vehicles. I can't give you a logical explanation as to why when someone has access to a BTC or ETH ETF, buying one of these vehicles which isn't MicroStrategy with a superior capital structure, you could justify something that's like 50 to 100% premium on top.

Laura Shin: Well, I actually I want to run by you. I heard Tom Lee on Bankless talk about how, you know, so Bitmine stock BMNR, how that's trading. The way he argued this was he was saying there's a premium for the ETH yield, a premium for liquidity and he had a bunch of comparisons to the other ETH treasury vehicles and you know how much liquidity BMR had versus all of them. He also said that he considered a premium for that there should be a premium for the velocity which he defined as like the rate of accumulation of ETH per share or in the case of like a strategy you know bitcoin per share and the way that he was defining this he said that actually currently BMNR is accumulating more ETH per share or the rate of accumulation is faster than Strategy is accumulating bitcoin per day. I wonder what you thought about you know those factors that he was using to cite the you know what the trading price should be.

Guy Young: Yeah and maybe my response is less around like his vehicle specifically but maybe like the points of argument that he's making. I think personally I don't think the yield argument is one that sort of stands up. I think the ETH ETFs in the near future are going to see staking sort of introduced in like the economics of their offerings as well. And I think relative to the volatility of the underlying, I think the yield that you produce on ETH isn't actually that interesting. So producing, you know, 2.5% to 3% paid in the token itself isn't actually like a real yield. I think we sort of slightly lost sight of this with ETH through the years where the vast majority of the component of where that return is coming from is just ETH inflating on itself rather than ETH producing like a 3% real cash dividend yield from activity that sits on the chain. And so any you know chain proof stake chain can produce a nominal yield printing its own token and then sort of being able to give that back into a vehicle. So I don't really see that as like outright value creation. And then I think if you compare an annual 3% inflation of just printing more of your own token when you compare that to the daily volatility. So ETH right now is up 4% on the day it's just completely inconsequential to the returns that you're going to be making over the lifetime. And maybe if you think that's worth something, it might justify a 0.03 premium to NAV rather than like 50 to 100%. So I'm not sure that those I agree with the arguments that he's making there.

Rob Hadick: I'm going to disagree with Guy a little bit here. I do think listen the premium to NAVs if you actually look at them that they've gotten crushed over the last like two weeks. And so I think like if you take all of the Sol vehicles together, the premium to NAV now is something like point it's like 15%. Or something. And I think if you take all of the ETH vehicles, it's actually less than 50% at this point. So it's say 1. And so the these premiums are coming down. That's to be expected, right? And I think Guy, you know, put that into his is tweet thread and I believe that that'll continue to happen. That said, you know, I guess Guy did say this, which is that if you have 3% yield and the ETF has none, like it should trade at, you know, at least 1.03. Like that's just the math, right? And yeah, maybe it's inconsequential of what that means for you know call it relative to the volatility but the volatility actually is actually worth something to the investors who are trading these things and so the people are trading around it are actually trading are a lot of vol traders and the people are trading you know the converts are actually vol traders and so vol is actually worth something that probably demands some sort of premium and access to that V in a way that like doesn't really exist in equity markets otherwise except for like you know micro cap tokens or sorry micro cap equities is worth something and so I don't know about the velocity argument for that Tom Lee made you know he's obviously you know making that for Bitminer specifically not clear to me that you know that is actually there's some sort of like mathematical way to try to quantitate what that should be but I will say like if you look at MicroStrategy and again this is MicroStrategy is its own beast and so I don't want to you know continue to extrapolate but if you look at MicroStrategy, you know, you've increased your Bitcoin per share this year by 30%. That's on top of what the you know, call it the Bitcoin price appreciation has been this year. So, you know, when you if you do have the ability to do that, well, then theoretically your, you know, premium should be another 0.3. Because like you can have the ability to or if they can do it, I think it was 75% last year, so 0.75. And so there are ways to be quantitative around this. A lot of people are speculating that these other vehicles can recreate something like what Michael Saylor has done and that's part of a big reason for the premium. I would guess that that's almost impossible for the vast majority of these vehicles and the vast majority of the tokens that are launching these vehicles.

Laura Shin: So when you're just thinking kind of like generally like when so I you know you said earlier you have not invested in pretty much any of these except for TLGY. Are you like what are the factors that you're looking at for determining whether or not one of these crypto treasury companies would make a good investment?

Rob Hadick: So it really depends on the pool of capital. So we're a long-term investor like we talked about before. We're a venture capital firm. You know for us we're just not it doesn't matter how good the vehicle is. We're not going to invest in a Bitcoin digital asset treasury company. We're not going to invest in Ethereum one. We're not going to invest in a Solana one because that's not what my LPs are paying me to do. So where we are focused is we're focused on places where we already are very constructive and have investments and our LPs are paying us for exposure to assets and protocols that we that we think can get a venture return anyways right and so you know Bitcoin is obviously the best performing asset of basically all time for the last 10 years and you know everyone should hold Bitcoin I completely agree with that but it's not what you know my fund is giving people access to my fund is giving people access to is things like Ethena which are reinventing future financial market infrastructure and so that's what we look at. That said, I think, you know, I've obviously seen the, you know, dozens and dozens of these vehicles getting launched and they've crossed our desk and we've looked at a few of them and I will tell you, being very thoughtful around things like, okay, you know, who is the management team? Are they somebody who can be a good evangelist? Are they somebody who can, you know, go and raise capital from, you know, sophisticated investors? That's probably I would say the number one most important thing and are they and do you believe there someone who can actually run a good capital markets playbook? I think on top of that a lot of these vehicles I think are really exploitive in terms of like the amount of fees that these sponsors are taking out the amount of fees that maybe even like call it the management comp companies or the asset management agreements are taking out. I mean, we're seeing some of these things launched with, you know, call it an extra 20 25% dilution of just new capital that is going for fees that are going to the people that are working on these things, the bankers, the lawyers, the sponsors, the asset managers. And in many of those cases, frankly, these are just people trying to make money very quickly. And so what I would tell people is the number one thing you should be looking at is this a long-term aligned vehicle that is not trying to make a bunch of money just on the fact that they can launch this thing and take, you know, 25% of the shares, but are they trying to do something where they're creating long-term shareholder value and they're aligning their incentives with long-term shareholder value as well and not with how much money can I make on the launch of this thing? And so that's actually been for me one of the biggest and most important points. And I think a one of the reasons we've seen a lot of exhaustion on the most recent wave of these digital asset treasury companies.

Laura Shin: So this is a perfect segue for us to talk about some of the different structures that are being used or different ways to set up these companies. So you know TLGY is doing a SPAC. There's also a PIPE aspect that you know private investment and public equity that I talked about. We actually wrote an article here at Unchained about the PIPE aspect and Rob, you probably are aware because I know you're, you know, seeing all these come across your desk. Some of these companies that are doing these PIPE's, the dilution is really high. I actually don't know what it is for TLGY. So, hopefully we'll find that out in this episode. But, you know, the actually there were three like pretty egregious ones really. No, actually there's well it depends on how you want to define that but more like six I guess but Sharplink when they did their PIPE that inflated the supply by 8,900%. Which that's pretty incredible. Upexi inflated its by 2,700%. Strive 2,200%. Nakamoto 1,900%, Bitmine 1,300% and SRM which is the TRX vehicle by almost 1,200%. So there were some others, you know, that that still had dilutions, but you know, these were all the really big ones. And as far as I understand, what happens in that situation is if the kind of like liquid amount, you know, is, you know, just or I shouldn't call it the liquid amount, but whatever was originally trading that is owned by retail is whatever. Now it's after the PIPE now it's a small fraction and then the rest is just all these whales. It's sort of like what in crypto, you know, we would think of as like a Ripple situation where Ripple is this massive entity. They own a huge amount of supply. So, we have actually seen that when they become I forget what it is that happens. I think it's like there's some registration that allows these investors to finally sell and they may not all sell at that time, but just like knowledge that it's possible has caused a lot of these stocks to drop in price. So I was wondering you know when you were or you know when you were thinking about how you were going to create this TLGY structure like were you thinking about that and you know how did you think about the potential for how the structure would impact the price?

Guy Young: So I think the key piece to focus on from outside at least was the point that Rob was touching on which is like the sponsor economics that you're baking into the deal not being egregious from the outset. So I think we've seen a pretty negative reaction on some of the vehicles that just had you know 20-30% dilution that Rob was talking about baked in from the beginning and I think the dilution point that you were making there it really depends on like the capital base of the company on a pre and then post money basis for like the cash and ink kind tokens that are coming through. So I think it's quite hard to make an apples to apples comparison there across these vehicles when like the key number for me is really like how much is being taken off the table from like a sponsor perspective on day one on the dilution. So I think from that perspective it was in market or slightly below in terms of what was sitting there for the management team that was running it and I think the point that you're making around you know large holders and then when they you know eventually come to unlock I think it's actually not too dissimilar funnily enough from what we see with like low float high FTV tokens where you sort of have this period where the team and the investors aren't locked. People are trading around it like crazy. It'll go up to crazy valuations during that period of time but because people are aware that there's no supply hitting the market and then I think it's just kind of gravity kicking in at some point which is when you're coming towards those unlocks some of these investors were just up such crazy multiples on some of the vehicles that you were mentioning that obviously there's going to be some profit taken coming into it so I think it might have just been a function of the market being relatively nascent some of the retail investors mispricing these assets to like truly crazy premiums to NAV before these investors were becoming unlocked and then you know gravity just sort of doing its thing when those unlocks came through. So I don't think it's too dissimilar from what you see on like the low flow high FTV token complaints that we've seen over the last few years.

Rob Hadick: Laura, maybe just I want to make a fine point there. The dilution that you were talking about was these, you know, PIPEs into operating companies. That's to be expected because what is happening is you have a, you know, a public company that has a $10 million market cap or equity value essentially, right? And people are putting call it you know 300 I think in SBET’s case it was $300 million I might have that number wrong but hundreds of millions of dollars of cash into these vehicles which will then be eventually be turned into the token well if you have a $10 million market cap company and you put $300 million into it, you know, it's worth significantly more now, but the $300 million, whoever owns that, obviously should get the vast majority of those shares, right? And that's to be expected and that is theoretically creating, you know, there's no shareholder value that's necessarily created if that's at NAV because, you know, now you own a smaller percentage of a much bigger, you know, pool of capital. But, you know, then if there's a premium, etc., like, you're actually better off even though you got diluted there. If you're that that that original shareholder. What we're talking about in terms of the unlocks. That's actually a very important point because it really depends on how you define or how you put together your shareholder base. And so in a lot of these cases, the PIPE investors are hedge funds who are playing like a short-term game. And so they're investing and then they're going to be unlocked in 30 days, 60 days, 90 days. And the shorter the unlock, frankly, the more kind of what I would call hedge funds who don't have a long-term view are in these in these PIPE's. And one of the things that actually Tom Lee did really well and it was very interesting is he announced a share buyback the day that the unlocks were happening for the PIPE investors with the idea that he was essentially trying to absorb that that sell pressure. And so there are a lot of these like call it um you know capital market games that are happening in the equity markets which actually look very similar to the stuff we see in crypto. And so they're not actually that different. And so I think the point you made earlier, okay, well these different types of vehicles, the SPAC vehicle is a different animal. It is the SPACs mostly aren't trading at a premium to NAV pre you know getting their full SEC registration and they're usually much cleaner. They don't have this other operating company. They don't have contingent liabilities. They, you know, bringing in new management team is very long-term aligned. And so what I think what we've seen on the SPAC side is people who are a little bit more focused on long-term alignment and we've seen the you know PIPE's into the Opcos people are a little bit more focused on short-term you know capital structure financial alchemy type games.

Laura Shin: But I guess TLGY is a mixture of both. So it kind of has like both elements.

Guy Young: But the time to market for TLGY is quite a bit more extended than what you're seeing with some of these vehicles. So the expectation is once it's gone through its process, it's probably still 3 months out from being fully finalized. So I think it's much more in the bucket that Rob was describing of the former, which is a long-term vehicle rather than short-term trying to get 30 days to liquidity type of setup.

Laura Shin: Oh, I see. So now let's talk about some of the other ways companies are funding corporate treasuries. So there's convertible debt. Can you like explain how that works and you know what you think of that in comparison to you know what we just discussed SPACs or PIPE's?

Rob Hadick: The convertible debt piece is these are what we're not seeing the convertible debts happen like at time of formation right and so what we're seeing at time of formation is like straight equity so whether it's a PIPE or whether it's you know call it a you know call it a private investment into a private company that will eventually be taken public by a SPAC it's usually typically straight common equity. Maybe there's some warrants coverage in there. But it's not a it's not the convertible debt piece. It's not typically it's typically not preferred either. It's not convertible into you know something else that's kind of higher up on the capital structure. The convertible debt or the preferred we're typically seeing call it as these vehicles get a little bit more mature, as they get a little bit bigger because it's much easier to raise that type of capital if you are a bigger if you have a bigger capital base essentially, right? And so like on the debt side, what we're mostly seeing, nobody has a lot of debt on their on their treasury company today other than MicroStrategy. That's the only one that has a real amount of debt. The others aren't quite there yet. They don't have the operating history. They don't have the comfort from an investor pool or investor base who actually cares a lot more about their downside protection than they necessarily do about the upside. And so the investors are different in that slug than the common equity. Common equity guys are all, you know, just playing the upside that the convertible debt guys, they're much more worried about, you know, what the bounds of their outcomes are.

Laura Shin: And are there any other structures that you feel like investors should kind of be aware of and know how to analyze in terms of, you know, what when they think about what the value of any of these companies should be?

Rob Hadick: So, so there's I think there's two things we're maybe kind of conflating a little bit in this conversation. One is the type of structure that happens at the launch, right? And so at launch, we have these, you know, call it PIPE's into already operating public companies. So like in Sharplink's perspective, it's like a gaming casino business that you know was a micro cap and they put you know a bunch of cash into that. They put some Ethereum into that. They went and took that cash and they bought Ethereum. And that has a call a fully different public company and operating business that is different from what they're doing on the ETH side. They raised, you know, essentially common equity into that and then they've, you know, trying to figure out how to raise additional types of capital. Then there's call it the reverse merger or reverse takeover that we're seeing where you take, you know, call it a private company and you bring it public by reverse merging it into a public company. Frankly, I think that's probably the worst of the three things that I'm about to say because your time to market isn't really that much quicker than a SPAC and you also still are taking the risk of call it the contingent liabilities and the operating company of the PIPE side. And then the third is the SPAC. So, you know, a SPAC is essentially a public company that has raised a pot of cash that is going to de-SPAC or merge with a typically a private company. In that case usually the private company is either you know something that has a long operating history or what's happening in StablecoinX or if we're seeing in some of these others is that it's a new brand new clean company that is doing something like validating potentially but and is getting audited but doesn't have a long history of you know potentially outstanding dilutive instruments or contingent liabilities or other types of concerns that could make that adverse to shareholders. And so those are the three ways of which these you know things are going public or the DATs are being put together. Almost all of those are whether it's a PIPE or whether it's you know call it cash and trust at a SPAC plus you know some sort of investment there that they're raising common equity upfront with maybe some sort of call it warrant coverage in the in the SPAC case. And then there's okay well what are the ways these things raise capital after they're already trading and that's what we're talking you were mentioning here a little bit. Well, there's convertible debt, there's convertible preferred, there's common equity that people are hitting these at-the-market offerings, which is what Tom Lee did in in Bitminer. Those are frankly they’re really sophisticated and kind of confusing capital structures for, you know, retail investors to understand. So, one of the things that I'll say, and this is actually not, this is not a company that's raised, you know, call it a bunch of different types of financing, but if you looked at the Sonnet Therapeutics vehicle, which was the HYPE vehicle that was put together by, I think, or invested in by Paradigm and Galaxy and a couple of others, there was a significant amount of warrants at a bunch of different very low strike prices that people didn't really understand. And so what you saw in that vehicle was that on day one it traded up to $18 a share. I think it is sub $3 a share today. I haven't I haven't looked or sub $4 a share. And part of what happened is you had all of these retail this retail excitement of people go invest into that vehicle on the day it started publicly trading without understanding that there was going to be significant dilution at a $1.25 per share which is where the warrant strike was. And so I say that to mean that these are actually very complicated financial capital structures that are hard to understand that people need to do deep diligence on before they invest in these things early on and why you see actually a lot of the interest in MicroStrategy and others coming from actually sophisticated institutional investors and not necessarily retail holders.

Laura Shin: Yeah, you're right. Now it's below $3. So I do want to ask a bit more about TLGY. But right before we do, I just want to ask you guys keep talking about how you know MSTR is kind of in its own league. They do have a plan to retire their debt and I wondered like how easy you thought it would be for them to do that or yeah just what you thought about that plan.

Guy Young: I’m not sure. I've seen the exact same headline. Is it them rolling over the debt or retiring it entirely? because I think the latter would be quite surprising.

Laura Shin: Oh, okay. So, maybe I have my facts wrong there.

Rob Hadick: I think I think they're probably and I'm not I'm not deep on this either, but I think they're probably refinancing and rolling over. They, I do think what has been become somewhat obvious in the MicroStrategy the recent call it you know week or two is that they are having to figure out different ways to construct products to go and raise more capital. There's not endless demand for MicroStrategy you know across the capital structure. And so one of the things we saw that they announced a sort of an interesting new type of product where you're getting basically call it like Bitcoin yield. It's a it's like a yielding preferred instrument. They're trying to be creative and figuring out new ways to get people excited about you know potential returns here. But there's not endless demand there. And so they will I think continue to you know figure out ways to get you call it more leverage within reason. And they do have these maturations on their debt that are coming up over the next few years. And so there is a you know a bit of an overhang and because they have to go raise if they have to go raise equity capital to then pay off the debt right like that's actually that's actually quite costly for them. And so what they're going to have to try to do is raise some other type of less costly instrument to you know roll that over to and continue to increase the Bitcoin per share. And so there's not endless demand here. And I think that is the one thing that people are missing even when it comes to MicroStrategy.

Laura Shin: All right. So now let's talk about TLGY. Guy, I'd be so interested to hear and I know you're not the one doing this, but I'm sure you've at least heard what the team is planning to pitch to Wall Street, but I'd be so curious to hear like what the pitch is or what the narrative is and even just like how they understand kind of like the synthetic dollar versus a stablecoin, you know. I'm just yeah, I'm just curious to hear like what that world thinks of Ethena.

Guy Young: So I think there's obviously recognition that the product obviously looks different to what circle's doing, but I think the you know business model and the way that you sort of generate revenue and how that flows through sort of through a P&L doesn't look too dissimilar from what you see to Circle. So I think the very simple picture as you've seen Circle trade up to, you know, around $60 billion in market cap generating around $150 million dollars of income. That's not too far off where Ethena is. I think the growth of Ethena in the last month has actually been some of the strongest that we've ever seen since we've launched. So month on month the supply is up around 70% from like $5.5 bill to just under $10 billion right now. And so you don't actually often see things growing quite as quickly as Ethena is right now at the scale that it is at multi-billions you know in an area that there's clearly a lot of excitement in terms of the forward looking growth profile. I think the macro view that I think people have around Circle and it was a piece that I actually learned a little bit about because if you remember when Circle was IPOing I think there's a lot of negativity internally within crypto around the business the go forward profile and then everyone was wrong basically in terms of

Laura Shin: Some of them may some of that may have been said on my show by one of your investors named Arthur Hayes. and this and actually also someone from Dragonfly.

Rob Hadick: I forgot Omar did the same.

Guy Young: And I'll admit myself, I sort of shed similar sentiment, but I think the piece that I got wrong is that the way that these investors are looking about things is stablecoins kind of represent 1% of money supply in the world right now. And if you look at payments companies and the aggregate sort of equity value that sits within those, it's well north of like a trillion between one and one and a half trillion dollars. Those are like very big markets and big TAMs to sort of go after. And I think that those very big growth stories that people can get excited about where these businesses over the next 10 20 years can actually grow into you know trillion dollar businesses and trillion dollar outcomes. I think that that's a different sort of lens that these investors have come into it that looks slightly different to crypto investors who I think are just looking at things in the you know here and now. So I think the very simple pitch is like you know Ethena is the third largest asset within that category right now is growing faster than anyone else within the same space and there's a pretty large you know valuation discrepancy between where Ethena sits sit out sits out right now and some of those comparisons that we discussed. So I think it's a relatively clean story from that perspective.

Rob Hadick: The markets are starved for growth like you see this across all markets right now. This is not a crypto specific point. The markets are starved for growth. We have stagnating growth across most of our industries across much of the world right now and there are a few things that are doing really well. You see it in all of the new IPOs. If there is a belief that there will be you know call it outsized growth there is an investor out there and there are billions and billions of dollars of demands from investors out there to invest in it and stablecoins are one of those things where I think there's a strong belief among you know many people that it is going to be one of the fastest growing themes and verticals within you know payments and not just crypto itself.

Laura Shin: All right, so last question you guys. There's been so much commentary on Twitter about how people, you know, feel like this is a bubble in the making and things are not going to end well. And so I just love to hear, you know, when you look at what's going on, what do you think will stop the music and who will be left standing?

Guy Young: Yeah, I think from my perspective it's just going to be an over supply where we sort of see the same thing play out through time which is like when you can create a uniswap fork of an AMM everyone goes and creates 50 of them and then the they start to they stop being valuable when everyone can create them with close to zero cost and so I think we consistently see this theme it was you know uniswap in 2020 being forked and then L2s and now I think it's just going to be an oversupply of these ideas coming to market that's sort of how it ends which is just too much supply of the same idea coming the market and we sort of run out of capital that's interested to bid them. I do think some of the comparisons to some of the disasters that we saw last cycle you know like Grayscale and that kind of stuff with GBTC isn't really the same sort of comparison here. There isn't a ton of leverage that's sitting in them as Rob said outside of Saylor and it's not hidden leverage which is the very important piece because a lot of what blew up last cycle was sort off you know opaque leverage that was sitting on balance sheets that no one could see. I think here it's pretty much in the open and you know if people are buying a pool of assets for above one times NAV and it trades below it's just kind of like that's part of what you're signing up to in the trade it's not really the same sort of risk that I think developed lot cycle with sort of shadow leverage throughout the whole system.

Rob Hadick: I would agree with all that. Like I think anything anyone calling for a blowup here I think is misusing the term blowup, right? I think there could be a deflation and there will probably be a deflation and it's probably more akin to what we saw in SPACs in 2021 than it is akin to what we saw in call it like Luna or FTX or something which is that eventually just demand dries up right and some of these things trade below premium below NAV there's no new net new investors people stop being able to launch these things you know people are late to the game lose some money but you know that's fine right like that's investing. The point around debt or around leverage really only being in Saylor's vehicle. That's an important one. And you know, as long as Saylor doesn't blow up. I think where there's it's hard to see there being any sort of call it you know, large systemic risk that's involved with any of these vehicles. Instead, they just, you know, they'll exist. They'll be they'll sit out there. You know, maybe they won't trade a lot. Maybe they won't trade particularly well. And maybe someday some activist will come in and you know either Saylor will buy them and sell the underlying tokens to buy more bitcoin or some activists will come in and try to do something similar if it trades below NAV and because of low volume on that token for whatever vehicle that is that'll have a really big negative impact on the price of that token. But you know that's investing right? That's not you know I think what we what people refer to or what they typically mean when they say a blowup.

Laura Shin: I guess the only thing that I could think of would be more like if these become tokenized and use collateral in DeFi it and then something you know just drops in price and it leads to cascades there could be liquidations but I but you're right like I don't think it's going to be exactly like it was in 2022.

Rob Hadick: And hopefully the risk managers are able to man handle that. It is a little bit odd. I think Sharplink just announced this, but you know, you took a Ethereum, you put it into the public market, and then you took the equity of that public market, and then you went and tokenized it and put it on chain and so it's a token of a token of a token, which I don't quite understand. And so, you know, certainly maybe risk there I haven't thought of yet, but hopefully somebody smarter than me.

Laura Shin: Don't you know it's called Money Legos, and it's the future. Anyway, you guys, this has been super fun. Yeah, it's just been great chatting with you both. Thank you so much for coming on Unchained.

Guy Young: Appreciate it.

Laura Shin: Thanks so much for joining us today. To learn more about these crypto treasury companies and Guy Young and TLGY, check out the show notes for this episode. Unchained is produced by me, Laura Shin, with help from Matt Pilter, Tano Ranovich, Pam Jimar, and Margot Corria. Thanks for listening.

X.com Post

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Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of TLGY and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date to be established for voting at the Extraordinary General Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and Pubco may also file other documents with the SEC regarding the Business Combination. TLGY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about TLGY, SC Assets, Pubco and the Business Combination.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and Pubco with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the Registration Statement for the Business Combination when available.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Business Combination include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, Pubco, TLGY and the proposed Business Combination, statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by SC Assets and Pubco, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, Pubco’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of TLGY’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Business Combination may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of TLGY’s shareholders and the listing of Pubco’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Business Combination; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of Pubco to be listed in connection with the proposed Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; costs related to the proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the volatile nature of the price of ENA Token; the risk that Pubco’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Business Combination and the closing of the proposed Business Combination or at any time after the closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Business Combination, Pubco experiences difficulties managing its growth and expanding operations; the risks that launching and growing Pubco’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SC Assets, TLGY or others following announcement of the proposed Business Combination, and those risk factors discussed in documents that Pubco and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement that will be filed by Pubco and TLGY and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor Pubco presently know or that TLGY, SC Assets and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor Pubco gives any assurance that any of TLGY, SC Assets, or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or Pubco or any other person that the events or circumstances described in such statement are material.

The terms of the proposed Business Combination described in this communication, including any dollar-denominated figures or implied valuations, are based on information as of the date of the signing of the definitive Business Combination Agreement and assume no redemptions from the TLGY trust account. These terms are subject to change, including as a result of fluctuations in the price of ENA Token prior to closing of the proposed Business Combination. There can be no assurance that the final terms at the closing of the Business Combination will reflect the figures referenced herein.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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